Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 4, 2008 (except for Note 19, as to which the date is November 3, 2008 and Note 22, as to which the date is February 12, 2009), with respect to the consolidated financial statements of Oscient Pharmaceuticals Corporation included in the Registration Statement (Form S-1) and related Prospectus of Oscient Pharmaceuticals Corporation for the registration of $22,156,142 principal amount of 12.50% Convertible Guaranteed Senior Notes due 2011, the related Note Guarantees and 23,764,776 shares of its common stock.

Boston, Massachusetts

February 12, 2009